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                           August 24, 2020

       Nicolaas Paardenkooper
       Chief Executive Officer
       Brooge Energy Ltd
       c/o Brooge Petroleum and Gas Investment Company FZE
       P.O. Box 50170
       Fujairah, United Arab Emirates

                                                        Re: Brooge Energy Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed August 17,
2020
                                                            File No. 333-248068

       Dear Mr. Paardenkooper:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Robert Matlin